Exhibit 99.1

Neta Eshed General Counsel Metalink Ltd. Tel: 972-77-4495900 Fax: 972-77-4495901 Neta@Mtlk.com

METALINK REPORTS THIRD QUARTER 2011 RESULTS

GEALYA, ISRAEL, December 29, 2011 - Metalink Ltd. (OTCQB: MTLK), today announced its unaudited financial results for the third quarter of 2011 ended September 30, 2011.

FINANCIAL RESULTS

Financial Highlights for the Third Quarter of 2011: Revenues for the third quarter of 2011 were $240 thousands compared to $363 thousands for the third quarter of 2010; Net loss for the period from continuing operation was $(20) thousands, or $0.01 per share, compared to net profit of $123 thousands, or $0.05 per share, for the third quarter of 2010.

For the first 9 months of 2011: Revenues for the period were $1149 thousands compared to $621 thousands for the first 9 months of 2010; Net profit for the period was $334 thousands, or $0.12 per share, compared to net loss from continuing operation of $(425) thousands, or $(0.16) per share, for the first 9 months of 2010.

Cash Status: Metalink’s cash and cash equivalents, as of September 30, 2011 were $4.56 million.

ABOUT METALINK

Metalink shares are quoted on OTCQB under the symbol “MTLK”. For more information, please see our public filings at the SEC's website at www.sec.gov.

SAFE HARBOR STATEMENT

This press release contains “forward looking statements” within the meaning of the United States securities laws. Words such as “aim,” "expect," "estimate," "project," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believe," "predicts," "potential," "continue," and similar expressions are intended to identify such forward-looking statements. Because such statements deal with future events, they are subject to various risks and uncertainties that could cause actual results to differ materially from those in the forward looking statements. Factors that could cause or contribute to such differences include, but are not limited to: absence of significant operations following the Lantiq transaction; uncertainty as to our future business model and our ability to identify and evaluate suitable business opportunities; and our U.S. shareholders may suffer adverse tax consequences if we will be classified as a passive foreign investment company. Additional factors that could cause actual results to differ materially from these forward-looking statements are set forth from time to time in Metalink's filings with the Securities and Exchange Commission, including Metalink's Annual Report in Form F-20. Readers are cautioned not to place undue reliance on forward-looking statements. Except as required by applicable law, the Company undertakes no obligation to republish or revise forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrences of unanticipated events. The Company cannot guarantee future results, events, and levels of activity, performance, or achievements.

(TABLES FOLLOW)

METALINK LTD.

CONSOLIDATED BALANCE SHEETS

	September 30,	December 31,
	2011	2010
	(Unaudited)
	(in thousands except share data)
ASSETS

Current assets
Cash and cash equivalents	$4,562	$4,357
Trade accounts receivable	345	92
Other receivables	-	266
Government institutions	20	66
Prepaid expenses & Income receivable	21	8
Advance to supplier	345	175
Inventories	4	37
Total current assets	5,297	5,001

Property and equipment, net	73	79
Total assets	$5,370	$5,080

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Trade accounts payable	$146	$102
Other payables and accrued expenses	484	576
Total current liabilities	630	678

Accrued severance pay	279	275

Shareholders' equity
Ordinary shares of NIS 1.0 par value (Authorized - 5,000,000 shares, issued and outstanding – 2,780,707 shares as of September 30, 2011 and December 31, 2010)	790	790
Additional paid-in capital	158,111	158,111
Accumulated deficit	(144,555)	(144,889)
	14,346	14,012

Treasury stock, at cost; 89,850 as of
September 30, 2011 and December 31, 2010	(9,885)	(9,885)
Total shareholders' equity	4,461	4,127
Total liabilities and shareholders' equity	$5,370	$5,080

METALINK LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
	(Unaudited)		(Unaudited)
	(in thousands, except share and per share data)
Revenues	$240	$363	$1149	$621
Costs of revenues	90	45	352	86

Gross profit	150	318	797	535

General and administrative	176	270	490	920

Operating profit (loss)	(26)	48	307	(385)
Financial income (expenses), net	6	75	27	(40)

Net profit (loss) from continuing operation	$(20)	$123	$334	$(425)

Discontinued operation
Operating loss from discontinued operation	-	-	-	(108)
Capital gain from sale of discontinued operation	-	-	-	6,907
Net profit from Discontinued operation	$-	$-	$-	$6,799

Net profit (loss)	$(20)	$123	$334	$6,374

Per share data-
Basic and Diluted earnings (loss) from continuing operations	$(0.01)	$0.05	$0.12	$(0.16)

Basic and Diluted earnings from discontinued operations	$-	$-	$-	$2.53

Basic and Diluted earnings (loss)	$(0.01)	$0.05	$0.12	$2.37

Shares used in computing earnings (loss) per ordinary share:
Basic and Diluted	2,690,857	2,690,383	2,690,857	2,690,383